Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 6 DATED DECEMBER 22, 2010

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”). This Supplement should be read in conjunction with Supplement No. 5, dated December 1, 2010 (“Supplement No. 5”), which superseded and replaced all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering.

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions.”

A. Status of Our Initial Public Offering

As of December 17, 2010, we had received gross proceeds of approximately $145.8 million from the sale of approximately 14.7 million of our common shares in our initial public offering, including approximately $0.6 million from the sale of approximately 66,000 of our common shares through our distribution reinvestment plan. As of that date, based on our current allocation, approximately 187.9 million shares remained available for sale pursuant to our initial public offering, including 52.6 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions”

The following replaces the disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions”:

Baltimore Building One

On October 26, 2010, we entered into a definitive agreement to acquire a 100% fee interest in one building located in the Brandon Woods Business Park, in Baltimore Maryland that is approximately 274,000 square feet on 11.9 acres, which we refer to herein as the “Baltimore Building One.” In connection with the proposed acquisition, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions LLC and Brandon Woods, LLC. The Baltimore Building One is currently 100% leased to Commerce LLC, and the original lease commenced on November 19, 1995, and expires on September 30, 2019. The annual base rent under the lease is currently approximately $1.2 million and is subject to annual rent escalations of approximately 2.5% through December 2015 and approximately 3.0% thereafter through the end of the lease term. The tenant has one remaining option to extend the lease for a period of five years. The Baltimore Building One serves as the national headquarters for the Commerce Corporation, which is a leading lawn, garden, and outdoor living specialty distributor.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance and repair and maintenance costs.

We believe that, as an East Coast port market, the Port of Baltimore area continues to be an important distribution hub, with a growing population, attractive industry mix, and significant geographic and physical barriers to entry, including land costs. The Baltimore Building One is located in the Marley Neck Peninsula of Northern Anne Arundel County, on the southern edge and near the mouth of the Patapsco River, the site of the Port of Baltimore. The Baltimore Building One is located near Interstate 95, which is the primary highway for the eastern seaboard and connects Maine to Florida. In addition to its proximity to Interstate 95, the area around the Baltimore Building One is serviced by CSX rail and Baltimore’s ports. There are a number of comparable facilities near the Baltimore Building One, which may compete with the Baltimore Building One.

The total approximate aggregate purchase price for the Baltimore Building One is expected to be $16.1 million, exclusive of transfer taxes, due diligence and closing costs. In connection with the execution of the purchase agreement and completion of due diligence, we deposited an amount of $750,000 into an escrow account. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from the Offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The Baltimore Building One acquisition is expected to close later in the fourth quarter of 2010. There is no assurance that we will be able to purchase the Baltimore Building One on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposits we have funded.

Our management currently believes that the Baltimore Building One is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Baltimore Building One will be adequately covered by insurance. If acquired, the cost of the Baltimore Building One (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Baltimore Building One during each of the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	100%	$4.22
2006	100%	$3.91
2007	100%	$4.01
2008	100%	$4.11
2009	100%	$3.15 (2)

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

(2)	The average effective annual gross rent per leased square foot was reduced for the year ended December 31, 2009, due to the seller providing the tenant with a rent abatement period of three months. Disregarding the rent abatement, the average effective annual gross rent for 2009 was $4.20 per leased square foot.

Inland Empire Building One

On December 17, 2010, we entered into a definitive agreement to acquire a 100% fee interest in one industrial building that is approximately 1.3 million square feet on 60.1 acres located in the Inland Empire metropolitan area in Perris, California (the “Inland Empire Building One.”) In connection with the proposed acquisition, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary and Ridge Perris I, LLC. The Inland Empire Building One is currently 100% leased to Hanesbrands Inc., under a lease that expires on November 9, 2018. The annual base rent under the lease is currently approximately $5.3 million and is subject to annual rent escalations up to approximately 6.0% through the end of the lease term. The tenant has two options to extend the lease for a period of five years each. The Inland Empire Building One serves as the primary national distribution center for Hanesbrands Inc., which is a market-leading producer of innerwear, outerwear, and hosiery apparel.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs.

We believe that the Inland Empire is one of the largest and most active industrial markets in the world due to its strategic location near the ports of Los Angeles and Long Beach, which handles approximately 35% of all of the container traffic into and out of the United States. The Inland Empire metropolitan area is strategically located approximately 70 miles from the Ports of Los Angeles and Long Beach and in close proximity to the region’s primary transportation thoroughfares (Interstates 10, 15 and 215 as well as State Routes 210, 30, 60 and 91).

The total approximate aggregate purchase price of the Inland Empire Building One is expected to be $80.0 million, exclusive of transfer taxes, due diligence, and closing costs. In connection with the execution of the purchase agreement and completion of due diligence we deposited an amount of $2.0 million into an escrow account. We expect to pay an estimated acquisition fee, pursuant to the terms of the Advisory Agreement, to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from the Offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The acquisition of the Inland Empire Building One is expected to close later in the fourth quarter of 2010. There is no assurance that we will be able to purchase the Inland Empire Building One on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposits we have funded.

Our management currently believes that the Inland Empire Building One is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Inland Empire Building One will be adequately covered by insurance. If acquired, the cost of the Inland Empire Building One (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Inland Empire Building One during the year ended December 31, 2009:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2009	100%	$3.28

(1)	The Inland Empire Building One was built and completed during 2008. As such, no historical data is available prior to 2009.

(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.